Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-208467

PROSPECTUS

TORCHLIGHT ENERGY RESOURCES, INC.
4,360,494 SHARES OF COMMON STOCK

This prospectus relates to the offering for resale by the selling stockholders of up to 4,360,494 shares of our common stock, $0.001 par value, which includes:

(i)	1,822,654 shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock (“Series B Preferred) at a conversion price of $2.03 per share;
(ii)
911,330 shares of common stock issuable upon exercise of certain warrants to purchase common stock at an exercise price of $2.23 per share, which warrants were issued to the holders of the Series B Preferred (the “Preferred Warrants”);

(iii)	104,418 shares of common stock issuable upon exercise of Series C Warrants to purchase common stock at an exercise price of $6.00 per share; and
(iv)
1,522,092 shares of common stock issuable upon exercise of Purchase Warrants to purchase (a) 761,046 shares of common stock at an exercise price of $4.50 per share and (b) 761,046 shares of common stock at an exercise price of $7.00 per share.

We sold the Series B Preferred, the Preferred Warrants, the Series C Warrants and the Purchase Warrants to certain investors through private placements (see “Description of Securities to Be Registered” below for more information). We are required to file a registration statement pursuant to the purchase agreements entered into with the investors who purchased the Series B Preferred. The holders of the Series C Warrants and the Purchase Warrants are entitled to “piggyback” registration rights in connection therewith.

For a list of the selling stockholders, please see “Selling stockholders” section herein.  We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from the sale thereof.  We will, however, receive proceeds from any warrants exercised, which are exercisable for cash.  We will bear all expenses, other than selling commissions and fees of the selling stockholders, in connection with the registration and sale of the shares being offered by this prospectus.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our common stock is listed on the NASDAQ Capital Market under the symbol “TRCH.”  On December 8, 2015, the last reported sales price of our common stock was $1.30 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE REFER TO THE “RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS DECEMBER 29, 2015.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, “Torchlight,” “Torchlight Energy,” the “Company,” “we,” “us” and “our” refer to Torchlight Energy Resources, Inc., a Nevada corporation, and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The shares of common stock are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus, and you should assume that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the common stock.

As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this prospectus incorporates important business information about us that is contained in documents that we file with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as from us. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s website found at www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract, agreement or other document, the reference is only a summary and you should refer to the exhibits that are filed with, or incorporated by reference into, the registration statement for a copy of the contract, agreement or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as on the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can include in this prospectus information by referring you to another document already on file with the SEC that contains that information. Any information incorporated by reference into this prospectus is considered to be part of this prospectus.

We incorporate by reference the following documents filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2014, as filed by us with the SEC on April 15, 2015;
•
Quarterly Reports on From 10-Q for the quarter ended March 31, 2015, as filed by us with the SEC on May 15, 2015 (as well as the amendment filed on May 18, 2015), the quarter ended June 30, 2015, as filed with the SEC on August 14, 2015, and the quarter ended September 30, 2015, as filed with the SEC on November 12, 2015;

•
Current Reports on Form 8-K, as filed by us with the SEC on January 6, 2015, January 23, 2015, April 7, 2015, April 28, 2015, May 11, 2015, June 5, 2015, June 9, 2015, June 15, 2015, June 16, 2015, September 15, 2015, September 29, 2015, September 30, 2015 and November 12, 2015; and

•	Preliminary Proxy Statement and Definitive Proxy Statement filed on Schedule 14A, as filed with the SEC on July 24, 2015 and August 6, 2015, respectively.

 Notwithstanding the foregoing, we are not incorporating by reference any information furnished and not filed with the SEC, including information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, unless, and to the extent, expressly specified otherwise. Any statement contained in a document incorporated in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall only be deemed to be a part of this prospectus as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting:

John A. Brda, President
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002
Email: john@torchlightenergy.com

You also may access these filings on our website at www.torchlightenergy.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus or any supplement to this prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “may,” “will,” “expects,” believes,” “plans,” “estimates,” “potential,” or “continue,” or the negative thereof or other and similar expressions are forward-looking statements. In addition, in some cases, you can identify forward-looking statements by words of phrases such as “trend,” “potential,” “opportunity,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions. These forward looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus and the documents incorporated by reference in this prospectus, including under the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2014 and in any other reports that we file with the SEC, the following factors, among others, could cause actual results to differ materially from the anticipated results: oil and natural gas prices; our ability to raise or access capital; general economic or industry conditions, nationally and/or in the communities in which our company conducts business; changes in the interest rate environment; legislation or regulatory requirements; conditions of the securities markets; changes in accounting principles, policies or guidelines; financial or political instability; acts of war or terrorism; and other economic, competitive, governmental, regulatory and technical factors affecting our operations, products and prices.

All forward-looking statements speak only as of the date of this prospectus or, in the case of any documents incorporated by reference in this prospectus, the date of such document, in each case based on information available to us as of such date, and we assume no obligation to update any forward-looking statements, except as required by law.

THE COMPANY

We are an energy company engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States.  Our business model is to focus on drilling and working interest programs within the United States that have a short window of payback, a high internal rate of return and proven and bookable reserves.  We have been in business since 2010.

We currently have interests in five oil and gas projects, the Marcelina Creek Field Development in Wilson County, Texas, the Coulter Field in Waller County, Texas, the Ring Energy Joint Venture in Southwest Kansas, the Hunton play in partnership with Husky Ventures in Central Oklahoma, and the Orogrande Project in Hudspeth County, Texas.  We anticipate being involved in multiple other oil and gas projects moving forward, pending adequate funding.  We anticipate acquiring exploration and development projects primarily as a non-operating working interest owner, participating in drilling activities primarily on a basis proportionate to the working interest.  We intend to spread the risk associated with drilling programs by entering into a variety of programs in different fields with differing economics.

Torchlight Energy Resources, Inc. is a Nevada corporation.  We operate our business through three wholly owned subsidiaries, Torchlight Energy, Inc., also a Nevada corporation, Torchlight Energy Operating, LLC, a Texas limited liability company, and Hudspeth Oil Corporation, a Texas corporation.  We currently have six full time employees.

Our principal executive offices are located at 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093. The telephone number of our principal executive offices is (214) 432-8002.

RISK FACTORS

Ownership of the common stock involves certain risks. You should consider carefully the risks and uncertainties described in, or incorporated by reference in, this prospectus, including the risks described below and under the captions “Business” and “Risk Factors” in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2014 and in any other reports that we file with the SEC, along with the other information included or incorporated by reference in this prospectus, in evaluating an investment in the common stock. The information included or incorporated by reference in this prospectus may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” in this prospectus.

The risks and uncertainties described in this prospectus and the documents incorporated by reference in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of the common stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to the Company and the Industry

We have a limited operating history, and may not be successful in developing profitable business operations.

We have a limited operating history.  Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  As of the date of this report, we have generated limited revenues and have limited assets.  We have an insufficient history at this time on which to base an assumption that our business operations will prove to be successful in the long-term.  Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	the success of our development and exploration;
•	the demand for natural gas and oil;
•	the volatility of oil and natural gas prices;
•	the level of our competition;
•	our ability to attract and maintain key management and employees; and
•
our ability to efficiently explore, develop, produce or acquire sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance our production efforts.  Despite our best efforts, we may not be successful in our exploration or development efforts, or obtain required regulatory approvals.  There is a possibility that some, or all, of the wells in which we obtain interests may never produce oil or natural gas.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned growth.  We will require additional capital to continue to grow our business via acquisitions and to further expand our exploration and development programs.  We may be unable to obtain additional capital when required.  Future acquisitions and future exploration, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means.  We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our limited operating history, the location of our oil and natural gas properties and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us, if any) and the departure of key employees.  Further, if oil or natural gas prices on the commodities markets decline, our future revenues, if any, will likely decrease and such decreased revenues may increase our requirements for capital.  If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our stockholders.  Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity.  The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

Our auditor has indicated that certain factors raise substantial doubt about our ability to continue as a going concern.

The financial statements included with our Form 10-K for the year ended December 31, 2014 were are presented under the assumption that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. We had a net loss of approximately $15.8 million for the year ended December 31, 2014 and an accumulated deficit in aggregate of approximately $31.7 million at year end.  At September 30, 2015, we had a net loss of approximately $36.5 million for the nine months ended September 30, 2015 and had accumulated losses of $68,106,920 since our inception to September 30, 2015.  We are not generating sufficient operating cash flows to support continuing operations, and expect to incur further losses in the development of our business.

In our financial statements for the year ended December 31, 2014, our auditor indicated that certain factors raised substantial doubt about our ability to continue as a going concern.  These factors included our accumulated deficit, as well as the fact that we were not generating sufficient cash flows to meet our regular working capital requirements.  Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan to address our ability to continue as a going concern includes: (1) obtaining debt or equity funding from private placement or institutional sources; (2) obtaining loans from financial institutions, where possible; (3) participating in joint venture transactions with third parties; or (4) divestiture of certain of our assets. Although management believes that it will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As a non-operator, our development of successful operations relies extensively on third-parties who, if not successful, could have a material adverse effect on our results of operation.

We expect to primarily participate in wells operated by third-parties.   As a result, we will not control the timing of the development, exploitation, production and exploration activities relating to leasehold interests we acquire.  We do, however, have certain rights as granted in our Joint Operating Agreements that allow us a certain degree of freedom such as, but not limited to, the ability to propose the drilling of wells.    If our drilling partners are not successful in such activities relating to our leasehold interests, or are unable or unwilling to perform, our financial condition and results of operation could have an adverse material effect.

Further, financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person.  We could be held liable for the joint activity obligations of the operator or other working interest owners such as nonpayment of costs and liabilities arising from the actions of the working interest owners.  In the event the operator or other working interest owners do not pay their share of such costs, we would likely have to pay those costs.  In such situations, if we were unable to pay those costs, there could be a material adverse effect to our financial position.

Because of the speculative nature of oil and gas exploration, there is risk that we will not find commercially exploitable oil and gas and that our business will fail.

The search for commercial quantities of oil and natural gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of oil and/or gas.  The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas.  Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan, and as a result, any investment in us may become worthless.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire oil and gas interests, to build our reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.  These realities are subject to change and our inability to maintain close working relationships with industry participants or continue to acquire suitable property may impair our ability to execute our business plan.

To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business.  We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them.  In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships.  If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

The price of oil and natural gas has historically been volatile.  If it were to decrease substantially, our projections, budgets and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Our future financial condition, results of operations and the carrying value of any oil and natural gas interests we acquire will depend primarily upon the prices paid for oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

·	the level of consumer demand for oil and natural gas;
·	the domestic and foreign supply of oil and natural gas;
·	the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;
·	the price of foreign oil and natural gas;
·	domestic governmental regulations and taxes;
·	the price and availability of alternative fuel sources;
·	weather conditions;
·	market uncertainty due to political conditions in oil and natural gas producing regions, including the Middle East; and
·	worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices affect our revenues, and could reduce the amount of oil and natural gas that we can produce economically.  Accordingly, such declines could have a material adverse effect on our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value, or become worthless.

If oil or natural gas prices remain depressed or drilling efforts are unsuccessful, we may be required to record additional write downs of our oil and natural gas properties.

If oil or natural gas prices remain depressed or drilling efforts are unsuccessful, we could be required to write down the carrying value of certain of our oil and natural gas properties, in addition to write downs that have already occurred in 2015 (see below).  Write downs may occur when oil and natural gas prices are low, or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs, deterioration in drilling results or mechanical problems with wells where the cost to re drill or repair is not supported by the expected economics.

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization.  Should capitalized costs exceed this ceiling, an impairment would be recognized.

Our results of operations for the nine months ended September 30, 2015 included impairment expense of $22,438,114 (which was recorded at June 30, 2015) to recognize the impact of industry conditions (decline in oil price of $46 per barrel) on the carrying value of the investment in oil and gas properties on our balance sheet. The impairment expense was substantially attributable to our Hunton properties in Oklahoma.  No Impairment adjustment was recorded for the three months ended September 30, 2015.

We will continue to perform impairment reviews as prescribed pursuant to the SEC’s guidelines.  If lower average monthly pricing is reflected in the trailing 12-month average pricing calculation, the present value of our future net revenues would decline and additional impairment could be recognized, requiring us to write down the value of additional oil and gas properties.  Quarterly ceiling tests consider many factors including reserves, capital expenditure estimates and trailing 12-month average prices.

Because of the inherent dangers involved in oil and gas operations, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. In recent years, there has also been increased scrutiny on the environmental risk associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fracturing fluids including chemical additives. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. While we have typical insurance coverage for oil field activities, there can be no assurance that it will be adequate to cover any losses or liabilities which we may incur. We cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify our continued purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. We may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

The market for oil and gas is intensely competitive, and competition pressures could force us to abandon or curtail our business plan.

The market for oil and gas exploration services is highly competitive, and we only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on exploration and are currently competing with us for oil and gas opportunities.  Other oil and gas companies may seek to acquire oil and gas leases and properties that we have targeted.  Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors.  Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.  Actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas, but are manufactured from renewable resources.

As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

We may not be able to successfully manage our growth, which could lead to our inability to implement our business plan.

Our growth may place a significant strain on our managerial, operational and financial resources, especially considering that we currently only have a small number of executive officers, employees and advisors. Further, as we enter into additional contracts, we will be required to manage multiple relationships with various consultants, businesses and other third parties. These requirements will be exacerbated in the event of our further growth or in the event that the number of our drilling and/or extraction operations increases. There can be no assurance that our systems, procedures and/or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully implement our business plan. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected, which could lead to us being forced to abandon or curtail our business plan and operations.

Our operations are heavily dependent on current environmental regulation, changes in which we cannot predict.

Oil and natural gas activities that we will engage in, including production, processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials (if any), are subject to stringent regulation. We could incur significant costs, including cleanup costs resulting from a release of hazardous material, third-party claims for property damage and personal injuries fines and sanctions, as a result of any violations or liabilities under environmental or other laws. Changes in or more stringent enforcement of environmental laws could force us to expend additional operating costs and capital expenditures to stay in compliance.

Various federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, directly impact oil and gas exploration, development and production operations, and consequently may impact our operations and costs. These regulations include, among others, (i) regulations by the Environmental Protection Agency and various state agencies regarding approved methods of disposal for certain hazardous and non-hazardous wastes; (ii) the Comprehensive Environmental Response, Compensation, and Liability Act, Federal Resource Conservation and Recovery Act and analogous state laws which regulate the removal or remediation of previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination), and remedial plugging operations to prevent future contamination; (iii) the Clean Air Act and comparable state and local requirements which may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations; (iv) the Oil Pollution Act of 1990 which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States; (v) the Resource Conservation and Recovery Act which is the principal federal statute governing the treatment, storage and disposal of hazardous wastes; and (vi) state regulations and statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material.

Management believes that we will be in substantial compliance with applicable environmental laws and regulations. To date, we have not expended any amounts to comply with such regulations, and management does not currently anticipate that future compliance will have a materially adverse effect on our consolidated financial position, results of operations or cash flows. However, if we are deemed to not be in compliance with applicable environmental laws, we could be forced to expend substantial amounts to be in compliance, which would have a materially adverse effect on our financial condition. If this were to happen, any investment in us could be lost.

Government regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Vast quantities of natural gas, natural gas liquids and oil deposits exist in deep shale and other unconventional formations. It is customary in our industry to recover these resources through the use of hydraulic fracturing, combined with horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep underground formations using water, sand and other additives pumped under high pressure into the formation. As with the rest of the industry, our third-party operating partners use hydraulic fracturing as a means to increase the productivity of most of the wells they drill and complete. These formations are generally geologically separated and isolated from fresh ground water supplies by thousands of feet of impermeable rock layers.

We believe our third-party operating partners follow applicable legal requirements for groundwater protection in their operations that are subject to supervision by state and federal regulators.  Furthermore, we believe our third-party operating partners’ well construction practices are specifically designed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers.

Hydraulic fracturing is typically regulated by state oil and gas commissions. Some states have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and/or well construction requirements on hydraulic fracturing operations.  For example, Pennsylvania is currently considering proposed regulations applicable to surface use at oil and gas well sites, including new secondary containment requirements and an abandoned and orphaned well identification program that would require operators to remediate any such wells that are damaged during current hydraulic fracturing operations.  New York has placed a permit moratorium on high volume fracturing activities combined with horizontal drilling pending the results of a study regarding the safety of hydraulic fracturing. And certain communities in Colorado have also enacted bans on hydraulic fracturing.

In addition to state laws, some local municipalities have adopted or are considering adopting land use restrictions, such as city ordinances, that may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. There are also certain governmental reviews either underway or being proposed that focus on deep shale and other formation completion and production practices, including hydraulic fracturing. Depending on the outcome of these studies, federal and state legislatures and agencies may seek to further regulate such activities. Certain environmental and other groups have also suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process.

Further, the EPA has asserted federal regulatory authority over hydraulic fracturing involving “diesel fuels” under the SWDA’s UIC Program and has released final guidance regarding the process for obtaining a permit for hydraulic fracturing involving diesel fuel. The EPA also has commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources, with a progress report released in late 2012 and a final draft report expected to be released for public comment and peer review in late 2014. The EPA’s guidance, including its interpretation of the meaning of “diesel fuel,” the EPA’s pending study, and other analyses by federal and state agencies to assess the impacts of hydraulic fracturing could each spur further action toward federal and/or state legislation and regulation of hydraulic fracturing activities.

We cannot predict whether additional federal, state or local laws or regulations applicable to hydraulic fracturing will be enacted in the future and, if so, what actions any such laws or regulations would require or prohibit.  Restrictions on hydraulic fracturing could make it prohibitive for our third-party operating partners to conduct operations, and also reduce the amount of oil, natural gas liquids and natural gas that we are ultimately able to produce in commercial quantities from our properties.  If additional levels of regulation or permitting requirements were imposed on hydraulic fracturing operations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions.

Our estimates of the volume of reserves could have flaws, or such reserves could turn out not to be commercially extractable. As a result, our future revenues and projections could be incorrect.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the estimates.  Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. If these estimates of quantities, prices and costs prove inaccurate, we may be unsuccessful in expanding our oil and gas reserves base with our acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our reserves and estimates in general, we can provide no assurance that reductions to our estimated proved oil and gas reserves and estimated future net revenues will not be required in the future, and/or that our estimated reserves will be present and/or commercially extractable. If our reserve estimates are incorrect, the value of our common stock could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

Decommissioning costs are unknown and may be substantial.  Unplanned costs could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and natural gas reserves.  Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.”  We accrue a liability for decommissioning costs associated with our wells, but have not established any cash reserve account for these potential costs in respect of any of our properties.  If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs.  The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

We may have difficulty distributing production, which could harm our financial condition.

In order to sell the oil and natural gas that we are able to produce, if any, the operators of the wells we obtain interests in may have to make arrangements for storage and distribution to the market.  We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate.  This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities.  These factors may affect our and potential partners’ ability to explore and develop properties and to store and transport oil and natural gas production, increasing our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or natural gas and in turn diminish our financial condition or ability to maintain our operations.

Our business will suffer if we cannot obtain or maintain necessary licenses.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors.  Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

Challenges to our properties may impact our financial condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense.  While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist.  In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all.  If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate.  If our property rights are reduced, our ability to conduct our exploration, development and production activities may be impaired.  To mitigate title problems, common industry practice is to obtain a title opinion from a qualified oil and gas attorney prior to the drilling operations of a well.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including geographic and seismic analysis techniques and economic models, to develop our reserve estimates and to guide our exploration, development and production activities.  We and our operator partners will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence.  The costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development.  If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired.  Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient.

The loss of key personnel would directly affect our efficiency and profitability.

Our future success is dependent, in a large part, on retaining the services of our current management team.  Our executive officers possess a unique and comprehensive knowledge of our industry and related matters that are vital to our success within the industry.  The knowledge, leadership and technical expertise of these individuals would be difficult to replace.  The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long term business strategy.  We do not maintain key-man life insurance with respect to any employees.  We do have employment agreements with each of our executive officers.  There can be no assurance, however, that any of our officers will continue to be employed by us.

Our officers and directors control a significant percentage of our current outstanding common stock and their interests may conflict with those of our stockholders.

As of the date of this report our executive officers and directors collectively and beneficially own approximately 26% of our outstanding common stock.  This concentration of voting control gives these affiliates substantial influence over any matters which require a stockholder vote, including without limitation the election of directors and approval of merger and/or acquisition transactions, even if their interests may conflict with those of other stockholders.  It could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us.  This could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then prevailing market prices for their shares of common stock.

In the future, we may incur significant increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we may incur significant legal, accounting, and other expenses as a result of operating as a public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as new rules subsequently implemented by the SEC, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In performing this evaluation and testing, management concluded that our internal control over financial reporting is effective as of December 31, 2014.  We are performing ongoing updates of our policies and procedures in an effort to ensure our internal control remains effective.  Our compliance with Section 404, will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to engage independent professional assistance. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if in the future we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Certain Factors Related to Our Common Stock

There presently is a limited market for our common stock, and the price of our common stock may be volatile.

Our common stock is currently quoted on The NASDAQ Stock Market LLC.  Our shares, however, are very thinly traded, and we have a very limited trading history.  There could be volatility in the volume and market price of our common stock moving forward.  This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the oil and gas industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Our stockholders could sell substantial amounts of common stock in the public market, including shares sold upon the filing of a registration statement that registers such shares and/or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the “Securities Act”), if available, or upon the expiration of trading limitation periods.  Such volume could create a circumstance commonly referred to as a market “overhang” and in anticipation of which the market price of our common stock could fall. Additionally, we have a large number of shares of convertible preferred stock  and convertible promissory notes that are both presently convertible and warrants that are presently exercisable.  The conversion and exercise of all these preferred shares, notes and warrants would result in the issuance of approximately 43 million shares of common stock to these security holders.  The conversion or exercise of a large amount of these notes and warrants followed by the subsequent sale of the underlying stock in the market would likely have a negative effect on our common stock’s market price. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors and officers have rights to indemnification.

Our Bylaws provide, as permitted by governing Nevada law, that we will indemnify our directors, officers and employees whether or not then in service as such, against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer or employee of the company.  The inclusion of these provisions in the Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and officers, and may discourage or deter stockholders or management from bringing a lawsuit against directors and officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

We do not anticipate paying any cash dividends on our common stock.

Although we are required to pay certain dividends on our preferred stock, we do not anticipate paying cash dividends on our common stock for the foreseeable future.  The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition.  The payment of any dividends will be within the discretion of our Board of Directors.  We presently intend to retain all earnings, if any, to implement our business strategy; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

USE OF PROCEEDS

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from the sale thereof.  We will, however, receive proceeds from any warrants exercised, which are exercisable for cash. Any proceeds received from warrants exercised will be used by the Company for working capital and general corporate purposes. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees, and fees and expenses of our counsel and our accountants.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling stockholders to offer and sell shares of common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the market price for the common stock on NASDAQ on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The following is a table of the selling stockholders.  The shares of common stock being offered by the selling stockholders include shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock and shares of common stock issuable to the selling stockholders upon exercise of warrants held by the selling stockholders.  Beneficial ownership in the table below is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) promulgated by the SEC, and generally includes voting or investment power with respect to securities.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders.  After the date of effectiveness of the registration statement of which this prospectus is a part, a selling stockholder may sell or transfer, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock.  At the time of the acquisition of the shares of Series B Convertible Preferred Stock and the warrants, the selling stockholders had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute any securities.

The information in the table below is based on the information provided to us by the selling stockholders and as of the date the same was provided to us.  The information set forth concerning the selling stockholders includes the number of shares currently held and the number of shares offered by each selling stockholder.  The ownership percentages in the table are based on the 31,240,273 shares of common stock we had outstanding as of November 9, 2015.  Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder, but are not treated as outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Unless otherwise footnoted, share amounts represent shares of common stock.  None of the selling security holders below is a registered broker-dealer.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered		Shares Beneficially Owned After the Offering
Selling Stockholders					Number (1)		Percentage (%)*

Rosemary Atwood	36,945	(2)	36,945	(2)	0		*
Gina L. Stokes and David A. Stokes	18,473	(2)	18,473	(2)	0		*
John R. Shand	29,556	(2)	29,556	(2)	0		*
Nan Kingsley	36,945	(2)	36,945	(2)	0		*
Richard Frish	48,254	(3)	22,167	(2)	26,087	(16)	*
Kaplan Group Investments LLC (17)	214,728	(4)	184,728	(2)	30,000		*
Ernest W. Purcell	194,728	(5)	184,728	(2)	10,000		*
CSB IV US Holdings, LLC (18)	194,728	(5)	184,728	(2)	10,000		*
Daniel Shamoon	55,418	(2)	55,418	(2)	0		*
Anthion Partners II, LLC (19)	3,049,426	(27)	1,477,832	(2)	1,571,594		5.03
SMS Real Estate, LLC (20)	73,892	(2)	73,892	(2)	0		*
Anson Investments Master Fund LP (21)	410,099	(2)	410,099	(2)	0		*
Jan R. Welch	18,473	(2)	18,473	(2)	0		*
CrossCap Energy SSF, LP (22)	13,333	(6)	13,333	(7)	0		*
CrossCap Energy QP SSF, LP (22)	31,111	(9)	31,111	(7)	0		*
Robert D. and Bonnie L. Long	16,000	(11)	2,667	(7)	13,333	(8)	*
Roman Shteynshlyuger	80,189	(28)	8,888	(7)	71,301	(29)	*
Alex Shteynshlyuger	39,999	(11)	6,666	(7)	33,333	(8)	*
Nata Solutions, Inc. (24)	26,666	(11)	4,444	(7)	22,222	(8)	*
Joe Giamichael	23,333	(11)	3,889	(7)	19,444	(8)	*
Daniel Tulbovich – IRA	14,400	(11)	2,400	(7)	12,000	(8)	*
Russell Zadov	7,999	(11)	1,333	(7)	6,666	(8)	*
Douglas J. Opalka	6,666	(11)	1,111	(7)	5,555	(8)	*
511 North Broad Street, LLC (25)	53,332	(11)	8,888	(7)	44,444	(8)	*
Jose Rios	2,666	(11)	444	(7)	2,222	(8)	*
Sergey Sprikut	19,999	(11)	3,333	(7)	16,666	(8)	*
Gregory Vidgop	10,666	(11)	1,778	(7)	8,888	(8)	*
Sergey Gogin	84,799	(11)	14,133	(7)	70,666	(8)	*
Castleton Investment Management L.P.(26)	1,698,904	(12)	1,400,000	(13)	298,904		*
Paul Rabinowitz	457,674	(14)	97,674	(13)	360,000		1.15
Daniel Root	174,418	(15)	24,418	(13)	150,000		*

_________________________

*	Less than 1%
(1)	Assumes all shares offered by the selling stockholders are sold.
(2)
Two-thirds of this number represents shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock and one-third of this number represents shares of common stock underlying the Preferred Warrants to purchase shares of common stock, subject to rounding by no more than one share.  Both the preferred stock and warrants are presently convertible and exercisable, respectively.

(3)
Represents 14,778 shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock, 7,389 shares of common stock underlying the Preferred Warrants to purchase shares of common stock, 21,739 shares of common stock issuable upon the conversion of shares of Series A Convertible Preferred Stock and 4,348 shares of common stock underlying certain warrants to purchase shares of common stock he received in connection with his purchase of the Series A Convertible Preferred Stock.  All the preferred stock and warrants are presently convertible and exercisable, respectively.

(4)
Represents 123,152 shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock, 61,576 shares of common stock underlying the Preferred Warrants to purchase shares of common stock, and 30,000 shares of common stock.  Both the preferred stock and warrants are presently convertible and exercisable, respectively.

(5)
Represents 123,152 shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock, 61,576 shares of common stock underlying the Preferred Warrants to purchase shares of common stock, and 10,000 shares of common stock.  Both the preferred stock and warrants are presently convertible and exercisable, respectively.

(6)	Represents 13,333 shares of common stock underlying Series C Warrants to purchase shares of common stock. The warrants are presently exercisable.
(7)	Represents shares of common stock underlying Series C Warrants to purchase shares of common stock.
(8)	Represents shares of common stock issuable upon the conversion of shares of 12% Series B Unsecured Convertible Promissory Notes.
(9)	Represents 31,111 shares of common stock underlying Series C Warrants to purchase shares of common stock. The warrants are presently exercisable.
(11)
Five-sixths of this number represents shares of common stock issuable upon the conversion of 12% Series B Unsecured Convertible Promissory Notes and one-sixth of this number represents shares of common stock underlying Series C Warrants to purchase shares of common stock, subject to rounding by no more than one share.  Both the promissory notes and warrants are presently convertible and exercisable, respectively.

(12)	Represents 298,904 shares of common stock and 1,400,000 shares of common stock underlying the Purchase Warrants to purchase shares of common stock. The warrants are presently exercisable.
(13)	Represents shares of common stock underlying the Purchase Warrants to purchase shares of common stock.
(14)	Represents 360,000 shares of common stock and 97,674 shares of common stock underlying the Purchase Warrants to purchase shares of common stock. The warrants are presently exercisable.
(15)	Represents 150,000 shares of common stock and 24,418 shares of common stock underlying the Purchase Warrants to purchase shares of common stock. The warrants are presently exercisable.
(16)
Represents 21,739 shares of common stock issuable upon the conversion of shares of Series A Convertible Preferred Stock and 4,348 shares of common stock underlying certain warrants to purchase shares of common stock he received in connection with his purchase of the Series A Convertible Preferred Stock.

(17)	Alan Kaplan has sole voting and investment power.
(18)	Carr Bettis has sole voting and investment power.
(19)	David Moradi has sole voting and investment power.
(20)	Marc Lehmann has sole voting and investment power.
(21)	Adam Spears has sole voting and investment power.
(22)	Mark Crosswell has sole voting and investment power.
(24)	Natalia Shapiro has sole voting and investment power.
(25)	Irina Bronstein has sole voting and investment power.
(26)
David Wallace is the Executive Vice President of Castleton Commodities International, LLC which is the sole shareholder of Castleton Investment Management GP Ltd. which is the General Partner of Castleton Investment Management L.P., and accordingly he has sole voting and investment power over Castleton Investment Management L.P. (formerly Castleton Commodities Opportunities Master Fund L.P.).

(27)
Represents 985,221 shares of common stock issuable upon the conversion of shares of Series B Convertible Preferred Stock, 492,611 shares of common stock underlying the Preferred Warrants to purchase shares of common stock, and 1,571,594 shares of common stock.  Both the preferred stock and warrants are presently convertible and exercisable, respectively.

(28)
Represents 44,444 shares of common stock issuable upon the conversion of 12% Series B Unsecured Convertible Promissory Notes, 8,888 shares of common stock underlying Series C Warrants to purchase shares of common stock and 26,857 shares of common stock underlying Series A Warrants to purchase shares of common stock.  Both the promissory notes and warrants are presently convertible and exercisable, respectively.

(29)
Represents 44,444 shares of common stock issuable upon the conversion of 12% Series B Unsecured Convertible Promissory Notes and 26,857 shares of common stock underlying Series A Warrants to purchase shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

·	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·	an exchange distribution in accordance with the rules of the applicable exchange;

·	privately negotiated transactions;

·	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

·	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

·	a combination of any such methods of sale; and

·	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with documentation and agreements with the selling stockholders, or we may be entitled to contribution.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a description of certain provisions relating to our capital stock. For additional information regarding our stock, please refer to our Articles of Incorporation (as amended), our Amended and Restated Bylaws, and the certificates of designation for each of our two series of preferred stock, all of which have previously been filed with the SEC.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  The Board of Directors has authorized two different series of preferred stock, 120,000 shares of Series A Convertible Preferred Stock and 40,000 shares of Series B Convertible Preferred Stock.

Common Stock

As of November 9, 2015, there were approximately 31,240,273 shares of common stock outstanding. We are registering 4,360,494 shares of our common stock, in aggregate, which includes: (i) 1,822,654 shares of common stock issuable upon the conversion of shares of Series B Preferred; (ii) 911,330 shares of common stock issuable upon exercise of the Preferred Warrants; (iii) 104,418 shares of common stock issuable upon exercise of Series C Warrants; and (iv) 1,522,092 shares of common stock issuable upon exercise of the Purchase Warrants.

The rights of all holders of the common stock are identical in all respects.  Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders.  The holders of the common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. The current policy of the Board of Directors, however, is to retain earnings, if any, for reinvestment.

Upon liquidation, dissolution or winding up of the Company, the holders of the common stock are entitled to share ratably in all aspects of the Company that are legally available for distribution, after payment of or provision for all debts and liabilities and after payment to the holders of preferred stock, if any.  The holders of the common stock do not have preemptive subscription, redemption or conversion rights under our Articles of Incorporation. Cumulative voting in the election of Directors is not permitted. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

Our common stock is listed on the NASDAQ Capital Market under the symbol “TRCH.”

Series A Convertible Preferred Stock

As of December 8, 2015, there were 98,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) outstanding.  We sold these shares to investors on June 5, 2015 at a purchase price of $100 per share, for total consideration $9,800,000 (the designation for this series is described below).  As part of the sale, we provided each investor 20% warrant coverage and accordingly issued the investors a total of 1,704,348 five-year warrants to purchase shares of our common stock at an exercise price of $1.40 per share.  The warrants provided that, until stockholder approval is obtained, holders may not exercise if such exercise will result in such holder beneficially owning in excess of 19.9% of our common stock.

On June 5, 2015, we filed a Certificate of Designation for the Series A Preferred with the Secretary of State of Nevada.  The designations, preferences, limitations, restrictions and relative rights of the Series A Preferred are as follows: (i) a stated value of $100 per share; (ii) mandatory conversion one year after issuance (provided no insolvency event has occurred and subject to the restriction described in the following clause “(iv)”), with each holder having the right to convert at its election any time before that; (iii) a conversion price of $1.15 per shares of common stock; (iv) until stockholder approval is obtained, holders may not convert (and there shall not be any mandatory conversion) if such conversion will result in such holder beneficially owning in excess of 19.9% of our common stock; (v) a dividend in an annual amount equal to 12% on the outstanding stated value of each share payable in common stock or cash at the holder’s election; (vi) each holder shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A Preferred could be converted; (vii) in the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders will be entitled to be paid out of the assets available for distribution to our stockholders, before any payment is be made to the holders of common stock (or Series B Preferred); and (viii) the holders will have the right to participate in up to 100%, in the aggregate, on a pro-rata basis, of any subsequent private placement offerings by us of our equity securities, on identical terms and conditions as set forth in such subsequent offering for so long as the holder owns the Series A Preferred.

On September 9, 2015, at our Annual Meeting of Stockholders, stockholders approved authorizing holders of Series A Preferred to convert preferred stock and exercise warrants received in connection therewith into a number of shares of common stock that would result in the holder beneficially owning in excess of 19.99% of our common stock.

Series B Convertible Preferred Stock

As of December 8, 2015, there were 37,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred”) outstanding.  We sold these shares to investors on September 28, 2015 at a purchase price of $100 per share for total consideration of $3,700,000 (the designation for the Series B Preferred is described below).  Under the terms of the sale, we provided each investor 50% warrant coverage (see “Preferred Warrants” subsection below).  Additionally, under the terms of the transaction, we provided the investors registration rights under which a registration statement covering the shares of common stock underlying the Series B Preferred and warrants is to be filed.  We are registering all 1,822,654 shares of common stock into which the Series B Convertible Preferred Stock is convertible, but we are not registering the shares of Series B Preferred themselves.

We filed the Certificate of Designation for the Series B Preferred with the Secretary of State of Nevada on September 25, 2015.  The designations, preferences, limitations, restrictions and relative rights of the Series B Preferred are as follows: (i) a stated value of $100 per share; (ii) mandatory conversion one year after issuance, with each holder having the right to convert at its election any time before that; (iii) a conversion price of $2.03 per shares of common stock; (iv) a dividend in an annual amount equal to 12% on the outstanding stated value of each share payable in common stock or cash at the holder’s election; (v) each holder shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series B Preferred could be converted; and (vi) in the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders will be entitled to be paid out of the assets available for distribution to our stockholders, before any payment is made to the holders of common stock, but after the payment to the holders of Series A Preferred.

Preferred Warrants

As described above, when we sold investors the 37,000 shares of Series B Preferred on September 28, 2015, we provided them 50% warrant coverage.  Accordingly, we issued the investors a total of 911,330 five-year warrants to purchase shares of our common stock at an exercise price of $2.23 per share (the “Preferred Warrants”).  The Preferred Warrants provide that holders may not exercise the warrant if such exercise will result in such holder beneficially owning in excess of 4.99% of our common stock.  We are registering all 911,330 shares of common stock into which the Preferred Warrants are exercisable, but we are not registering the Preferred Warrants themselves.

Series C Warrants

From May through September of 2014, we sold a total of $4,569,500 in 12% Series B Unsecured Convertible Promissory Notes to investors.  The notes are due and payable on June 30, 2017 and have a conversion price of $4.50 per share.  In connection with their purchase of the notes, we issued these investors a total of 203,084 of Series C Warrants.  We also issued 2,500 Series C Warrants to placement agents in connection with the sale of the notes.  Three note holders (whose notes have an aggregate principal amount of $2,000,000) elected to amend and restructure their notes, which amendment included without limitation a reduction in the conversion price from $4.50 per share to $1.00 per share.  This did not affect the terms of the Series C Warrants.

There are no other Series C Warrants outstanding other than those described above.  We are registering 104,418 of the 203,084 shares of common stock into which the investors’ Series C Warrants are exercisable, but we are not registering any Series C Warrants themselves.

Each Series C Warrant has an exercise price of $6.00 per share and expires on June 30, 2019.  The Series C Warrants provide for an adjustment in the number shares of common stock into which the Series C Warrants are exercisable upon certain events, such as a stock dividend, stock split, reverse stock split or reclassification. Further, if there is an effective registration statement filed with the Commission registering the shares of common stock underlying the Series C Warrants, and the closing price of our common stock is $9.00 or more for more for 20 consecutive trading days, then we may require the holders to exercise their warrants. Additionally, the holders of Series C Warrants are entitled to “piggyback” registration rights under certain terms and conditions

Purchase Warrants

In August and September, 2014, we sold to three investors a total of 935,000 restricted shares of common stock at a purchase price of $3.50 per share and Purchase Warrants to purchase: (i) 761,046 shares of common stock at an exercise price of $4.50 per share, and (ii) 761,046 shares of common stock at an exercise price of $7.00 per share, all under the terms and conditions contained in securities purchase agreements and warrant agreements.  We received total consideration of $3,272,500.  Additionally, the securities purchase agreements and warrant agreements provided “piggyback” registration rights to the investors under certain terms and conditions.  We are registering all 1,522,092 shares of common stock into which the Purchase Warrants are exercisable, but we are not registering the Purchase Warrants themselves.

Each of the Purchase Warrants expires on August 14, 2019.  The Purchase Warrants provide for an adjustment in the number shares of common stock into which the Purchase Warrants are exercisable upon certain events, such as a stock dividend, stock split, reverse stock split or reclassification. Further, if there is an effective registration statement filed with the Commission registering the shares of common stock underlying the Purchase Warrants, and the closing price of our common stock is $9.00 or more for more for 20 consecutive trading days, then we may require the holders to exercise their warrants.  The Purchase Warrant of Castleton Investment Management L.P. (see the Selling Stockholders above) provides that the holder may not exercise the warrant if such exercise will result in such holder beneficially owning in excess of 9.99% of our common stock.  The Purchase Warrants of the other two investors do not have this beneficial ownership limitation provision, but in all other material respects are the same.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Torchlight Energy Resources, Inc.’s Annual Report on Form l0-K for the year ended December 31, 2014 have been audited by Calvetti Ferguson, independent registered public accounting firm, as stated in their reports included in such consolidated financial statements, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the oil and natural gas reserves associated with our oil and natural gas prospects is derived from the reports of Netherland, Sewell & Associates, Inc. and PeTech Enterprises, Inc., each an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the issuance of the common stock offered under this prospectus has been passed upon for us by Axelrod, Smith & Kirshbaum, Houston, Texas.

MATERIAL CHANGES

There have been no material changes in the registrant’s affairs that have occurred since the end of the last fiscal year and that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As permitted by Nevada law, our Bylaws provide that we shall indemnify a person in connection with an action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation an action in our right to procure a judgment in our favor, by reason of the fact that the person is or was our director, officer, employee or agent, including attorneys’ fees, judgments, fines and amounts paid in settlement, if the person acted in good faith and did not breach his or her fiduciary duties to the company through intentional misconduct, fraud or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.